06006931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/29/06 *

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Stifel, Nicolaus & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 North Broadway
(No. and Street)

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

St. Louis (City) **MO** (State) **63102-2188** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Zemlyak, Chief Financial Officer **314-342-2000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

100 S 4th Street (Address) **St. Louis** (City) **MO** (State) **63102** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AFFIRMATION

I, James M. Zemlyak, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Stifel, Nicolaus & Company, Incorporated, for the year ended December 31, 2005, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors, which are, classified as customers accounts (debits $8,146,803 and credits $69,305).

Signature

Chief Financial Officer

Title

Notary Public

KAREN L. KUHNER
My Commission Expires 12-3-2009
NOTARY PUBLIC NOTARY SEAL
05513638
St. Louis City
STATE OF MISSOURI

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report
- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Operations
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Stockholder's Equity
- ☒ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ Notes to Consolidated Financial Statements
- ☒ (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☒ (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☒ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (included in items g and h)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)
- ☒ (o) Supplemental Report on Internal Control
- ☒ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation
- ☒ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

STIFEL, NICOLAUS & COMPANY, INCORPORATED
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. James M. Zemlyak
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2000

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2005

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Stifel, Nicolaus & Company, Incorporated and Subsidiaries at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2006

STIFEL, NICOLAUS & COMPANY, INCORPORATED
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 8,293,648
Cash segregated under federal and other regulations	6,000
Securities purchased under agreements to resell	65,599,325
Receivable from brokers and dealers:	
Securities failed to deliver	9,137,297
Deposits paid for securities borrowed	56,277,343
Clearing organizations	24,379,292
	89,793,932
Receivable from customers, net of allowance for doubtful receivables of $203,912	259,388,849
Securities owned, at fair value	110,061,030
Securities owned and pledged, at fair value	135,211,196
	245,272,226
Memberships in exchanges	274,515
Due from affiliates	6,952,235
Loans and advances to investment executives and other employees, net of allowance for doubtful receivables from former employees of $753,502	21,010,164
Deferred tax asset	7,814,011
Other assets	40,401,797
TOTAL ASSETS	$ 744,806,702
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Short-term bank loans	141,000,000
Drafts payable	29,696,984
Payable to brokers and dealers:	
Securities failed to receive	8,793,707
Deposits received for securities loaned	89,038,600
Clearing organizations	797,423
	98,629,730
Payable to customers	78,635,198
Securities sold, but not yet purchased, at fair value	146,914,013
Due to Parent Company and affiliates	2,674,630
Accrued employee compensation	33,214,274
Accounts payable and accrued expenses	19,022,640
	549,787,469
Liabilities subordinated to claims of general creditors	52,322,859
Stockholder's equity:	
Capital Stock - par value $1, authorized 30,000 shares, outstanding 1,000 shares	1,000
Additional paid-in capital	20,888,589
Retained earnings	121,806,785
TOTAL STOCKHOLDER'S EQUITY	142,696,374
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 744,806,702

See notes to Consolidated Statement of Financial Condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Stifel, Nicolaus & Company, Incorporated and Subsidiaries (collectively referred to as the "Company") are principally engaged in retail brokerage, securities trading, investment banking and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest and Mid-Atlantic regions. The Company's principal customers are individual investors, corporations, municipalities and institutions.

Basis of Presentation

The consolidated financial statement includes the accounts of Stifel, Nicolaus & Company, Incorporated ("Stifel") and its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. The amounts included in the accompanying Consolidated Statement of Financial Condition related to the subsidiaries are immaterial. The Company is a wholly owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates. Management considers the accrual for litigation its most significant estimate susceptible to change.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Securities owned, and securities sold, but not yet purchased, are carried at fair value.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Customer security transactions are recorded on a settlement date basis. Principal securities transactions are recorded on a trade date basis.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender generally in excess of the market value of securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned generally on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default. Such receivables and payables with the same counterparty are not set off on the Company's Consolidated Statement of Financial Condition.

Loans and Advances

The Company offers transition pay, principally in the form of upfront loans, to investment executives and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a five to ten year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. Management monitors and compares individual investment executive production to each loan issued to ensure future recoverability.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent Company and its subsidiaries. The Company also files on a stand-alone basis in certain other states. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and the Company's stand-alone tax liability or receivable is included in the accompanying Consolidated Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Fair Value

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value Securities owned, and securities sold, but not yet purchased, and investments include securities that are marketable and securities that are not readily marketable. Marketable securities are carried at fair value based on either quoted market or dealer prices, or accreted costs. The fair value of securities, for which a quoted market or dealer price is not available, is based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term.

Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Except for the Company's subordinated liabilities (see Note H), the Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations ("FIN 47")". FIN 47 clarifies the term *conditional asset retirement obligation* as used in SFAS No. 143. FIN 47 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company's adoption of FIN 47 did not have a material impact on the consolidated Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123R"), "Share-Based Payment," which requires companies to expense the estimated fair value of employee stock options and similar awards. The accounting provisions of SFAS No. 123R, as deferred by the United States Securities and Exchange Commission on April 21, 2005, will be effective for the Parent Company for fiscal years beginning after June 15, 2005. The Parent Company adopted the provisions of SFAS No. 123R, effective January 1, 2006, using a modified prospective application. Under the modified prospective application, SFAS No. 123R, which provides certain changes to the method for valuing stock-based compensation among other changes, will apply to new awards and to awards that are outstanding on the effective date and are subsequently modified or cancelled. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS No. 123"). The Parent Company will allocate the expense to the Company, through an inter-company account (See Note K). The Company will incur additional expense during 2006 related to future awards granted that cannot yet be quantified. The adoption of SFAS No. 123R by the Parent Company and the Company had a material impact on the Consolidated Statement of Financial Condition (See Note N).

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (EITF No. 04-5"). EITF No. 04-5 consensus requires a general partner in a limited partnership to consolidate the limited partnership unless the presumption of control is overcome. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have: (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without having to show cause; or (b) substantive participating rights in managing the partnership. This consensus is effective for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified subsequent to the date of the ratification of this consensus (June 29, 2005). The guidance in this Issue is effective for existing partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of EITF No. 04-5 to have a material impact on the Company's Consolidated Statement of Financial Condition.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3," ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company's Consolidated Statement of Financial Condition.

NOTE B — CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2005, cash of $6,000 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The Company performs a weekly reserve calculation for proprietary accounts of introducing brokers ("PAIB") which includes accounts of an affiliated introducing broker. At December 31, 2005, no deposit was required.

NOTE C — SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased at December 31, 2005, are as follows:

Securities, at fair value:	Owned	Sold, but not yet purchased
U.S. Government obligations	$ 104,435,642	$ 143,568,721
State and municipal bonds	55,732,724	427,455
Corporate obligations	55,686,095	1,056,184
Corporate stocks	29,417,765	1,861,653
	$245,272,226	$146,914,013

NOTE D — SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of bank loans and securities lending arrangements. The Company borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available ongoing credit arrangements with banks totaled $484,000,000 at December 31, 2005, of which $343,000,000 was unused. There are no compensating balance requirements under these arrangements. At December 31, 2005, the Company had short-term bank loans of $141,000,000 at an average rate of 4.40%. The average bank borrowing was $5,606,929 in 2005, at a weighted average interest rate of 3.09%. At December 31, 2005, the Company had a stock loan balance of $89,038,600 at an average rate of 4.15%. During 2005, the average outstanding securities lending arrangements utilized in financing activities was $52,192,792 at an average effective interest rate of 2.39%. Customer securities were utilized in these arrangements.

NOTE E — COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2005, had no material effect on the Consolidated Statement of Financial Condition.

In connection with margin deposit requirements of The Options Clearing Corporation ("OCC"), the Company has pledged customer-owned securities valued at $25,814,959. At December 31, 2005, the amounts on deposit satisfied the minimum margin deposit requirement of $21,614,448.

NOTE E — COMMITMENTS AND CONTINGENCIES-(CONTINUED)

In connection with margin requirements of the National Securities Clearing Corporation, the Company had pledged $6,000,000 in cash. At December 31, 2005, the amounts on deposit satisfied the minimum margin deposit requirement of $4,188,674.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

At December 31, 2005, the future minimum rental commitments for office space and equipment with initial or remaining non-cancelable lease terms in excess of one year, some of which contain escalation clauses and renewal options, are as follows:

Year Ending December 31,	Operating Leases
2005	$ 16,836,984
2006	11,189,497
2007	8,220,498
2008	6,680,186
2009	5,582,359
Thereafter	8,707,571
	$57,217,095

The Company leases furniture and equipment, under a month-to-month lease agreement, from the Parent Company.

NOTE F — NET CAPITAL REQUIREMENTS

Stifel is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital, as defined. Stifel has elected to use the alternative method permitted by the Rule, which currently requires maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid to affiliates if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2005, Stifel had net capital of $106,700,358, which was 36.65% of aggregate debit items and $100,877,927 in excess of minimum required net capital.

NOTE G — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, and incentive stock award plans. In addition, the Company has a deferred compensation plan available to Investment Executives ("I.E.'s"), a portion of which is invested in Parent Company Stock Units.

NOTE H — LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a deferred compensation plan available to I.E.'s who achieve a certain level of production whereby a certain percentage of their earnings is deferred as defined by the plan, a portion of which is deferred in the Parent Company stock units and the balance into optional investment choices. The Company purchases mutual funds to hedge its liability to I.E.'s who choose to base the performance of their return on the index mutual fund options. The Company obtained approval from the New York Stock Exchange ("NYSE") to subordinate the liability for future payments to I.E.'s for that portion of compensation not deferred in the Parent Company stock units. Beginning with deferrals made in plan year 1997, the Company issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act ("SEA") Rule 15c3-1.

On August 12, 2005, the Parent Company completed its private placement of $35,000,000 of 6.38% Cumulative Trust Preferred Securities. The Preferred Securities were offered by Stifel Financial Capital Trust II ("the Trust"), a non-consolidated wholly-owned Delaware business trust subsidiary of the Parent Company. The Trust Preferred Securities mature on September 30, 2035, but may be redeemed by the Parent Company and in turn, the Trust would call the debenture beginning September 30, 2010. The Trust requires quarterly distributions of interest to the holder of the Trust Preferred Securities. Distributions will be payable at a fixed interest rate equal to 6.38% per annum from the issue date to September 30, 2010 and then will be payable at a floating interest rate equal to three-month London Interbank Offered Rate ("LIBOR") plus 1.70% per annum.

The Parent Company entered into a $35,000,000 cash subordination agreement with the Company, as approved by the NYSE on September 27, 2005, pursuant to provisions of Appendix D of SEA Rule 15c3-1, with the same terms as the debenture between the Company and Stifel Financial Capital Trust II.

In addition, the Parent Company entered into a cash subordination agreement with the Company, as approved by the NYSE on September 27, 2005, pursuant to provisions of Appendix D of SEA Rule 15c3-1, in the amount of $12,218,282 which had previously been considered contributed capital. The note is callable June 30, 2007 and bears interest at 9% per annum.

NOTE H — LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (continued)

The Company has included in its computation of net capital the following cash subordination agreements:

Lender	Due	Amount
Various Investment Executives	January 31, 2006	$ 779,461
Various Investment Executives	January 31, 2007	720,107
Stifel Financial Corp.	June 30, 2007	12,218,282
Various Investment Executives	January 31, 2008	913,709
Various Investment Executives	January 31, 2009	1,300,019
Various Investment Executives	January 31, 2010	1,391,281
Stifel Financial Corp.	September 30, 2010	35,000,000
		$ 52,322,859

At December 31, 2005, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms, was $40,433,905.

NOTE I — LEGAL PROCEEDINGS

The Company is named in and subject to various proceedings and claims incidental to its securities business activities, including lawsuits, arbitration claims and regulatory matters. While the ultimate outcome of pending litigation, claims and regulatory matters cannot be predicted with certainty, based upon information currently known, management does not believe that the resolution of such litigation and claims will have a material adverse effect on the Company's consolidated financial condition. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

NOTE J — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a carrying broker-dealer, the Company clears and executes transactions for three introducing broker-dealers. Pursuant to the clearing agreements, the introducing broker-dealers guarantee the performance of their customers to the Company. To the extent the introducing broker-dealers are unable to satisfy their obligations under the terms of the respective clearing agreements, the Company would be secondarily liable. However, the potential requirement for the Company to fulfill these obligations under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, customer securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, as well as relend securities in the normal course of business, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis, utilizing firm and customer margin securities in compliance with Security and Exchange Commission ("SEC") rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales), and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

NOTE J — Financial Instruments With Off-Balance Sheet Credit Risk - (continued)

The Company manages its risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

At December 31, 2005, securities, primarily from customer margin and securities borrowing transactions, of approximately $378,400,000 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for stock loans of $85,300,500, OCC margin requirements of $25,814,959 and customer short sales of $11,768,080.

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.

NOTE K — Related Party Transactions

Under an agreement, the Company provides all funding for the Parent Company's cash requirements and accordingly all expenditures of the Parent Company are recorded through the inter-company account. The Company leases certain furniture and equipment from the Parent Company and funds its incentive stock award plans (See Note G) with Parent Company stock and records these transactions through the inter-company account. In addition, the Company records the Parent Company's cash receipts through the inter-company account. During the year, the Parent Company's Board of Directors authorized $1,790,000 contribution of capital from the proceeds of the Parent Company's wholly owned subsidiary's dividend income.

The Company serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of an affiliated company, Century Securities Associates, Inc. Under the arrangement, the Company has a PAIB agreement with the affiliated company. At December 31, 2005, the due to affiliated broker dealer of $5,259 consisted of commissions payable net of brokerage and clearing expense, payroll, independent contractor fees, and taxes that were paid on behalf of the affiliated Company and are included in the Consolidated Statement of Financial Condition under the caption "Due to Parent Company and affiliates". On December 9, 2005 the Company entered into an agreement to serve as a carrying broker-dealer and clear the securities transactions on a fully disclosed basis of Stifel Nicolaus Limited, an affiliated company.

NOTE K — RELATED PARTY TRANSACTIONS (CONTINUED)

The Company records interest expense on its inter-company debt and subordinated debt to the Parent through the inter-company account.

The Company provides management services for two affiliated companies, Stifel Capco I, LLC and Stifel Capco II, LLC, and receives a fee for such services. At December 31, 2005, the receivable from the affiliated companies of $2,312,652 for such services is included in the Consolidated Statement of Financial Condition under the caption "Due from affiliates".

NOTE L — INCOME TAXES

The Company's net deferred tax asset consists of the following temporary differences, at December 31, 2005:

Deferred compensation	$ 6,010,970
Accruals not currently deductible	2,592,198
Prepaid expenses	(789,157)
Deferred tax asset	$ 7,814,011

At December 31, 2005, no valuation allowance has been established against deferred tax assets since it is more likely than not that the deferred tax asset will be realized.

NOTE M – PARENT COMPANY'S ACQUISITION

On December 1, 2005, the Parent Company closed on the acquisition of the Legg Mason Capital Markets business ("LM Capital Markets") from Citigroup, Inc. The LM Capital Markets business was part of Legg Mason Wood Walker, Inc. ("LMWW"), which Citigroup, Inc. acquired from Legg Mason, Inc. in a substantially simultaneous closing. The LM Capital Markets business acquired by the Parent Company includes the Investment Banking, Equity and Fixed Income Research, Equity Sales and Trading, and Taxable Fixed Income Sales and Trading Departments of Legg Mason, Inc. and employs approximately 500 professional and support staff who became employees of the Company on December 1, 2005. Under the terms of the agreement, the Parent Company paid Citigroup, Inc. an amount equal to the net book value of assets being acquired of $12,200,000 plus a premium of $7,000,000 paid in cash at closing with the balance of up to an additional $30,000,000 in potential earn-out payment by the Parent Company to Citigroup, Inc., based on the performance of the combined capital markets business of both the Company's pre-closing Fixed Income and Equity Capital Markets business and Legg Mason Capital Markets for calendar years 2006, 2007, and 2008. In addition, the Company acquired $45,900,000 in net securities inventories associated with the LM Capital Markets in a broker to broker trade with LMWW.

In addition, the Parent Company acquired certain prepaid assets and deferred investment banking deal expenses and contributed those assets of $770,220 to the Company. No goodwill was recorded by the Company related to this transaction.

NOTE N – SUBSEQUENT EVENT

On January 2, 2006, the Parent Company granted 1,807,610 restricted stock units to key associates of the LM Capital Markets. The units were granted in accordance with the Parent Company's 2001 incentive stock award plan as amended with a grant date fair value of $37.59 per unit

On January 23, 2006, the Parent Company completed its private placement of 1,052,220 shares of its common stock at $25.00 per share and contributed proceeds of $22,115,072 to the Company. The shares were purchased by key associates of the LM Capital Markets.

<u>Future Impact of Scheduled NYSE/Archipelago Merger</u>

On February 27, 2005, the New York Stock Exchange ("NYSE") announced the receipt of SEC approval of the rule filing related to the combination of the NYSE and Archipelago Holdings Inc. ("Archipelago") into a new holding company, NYSE Group, Inc. ("NYSE Group"). The merger is expected to close on March 7, 2006. In the merger, NYSE members will be entitled to receive $300,000 and 80,177 shares of NYSE Group common stock for each NYSE seat membership. The shares are subject to certain transfer restrictions that expire ratably over a three-year period, unless the NYSE Group board of directors elects to remove or reduce the restrictions.

Stifel Nicolaus has one membership seat included in other assets on the consolidated statement of financial condition at a cost of $106,515. Upon the closing of the merger on March 7, 2006, and assuming Archipelago's share price of $65.70 as of the close on February 27, 2006, the Company would receive consideration of approximately $5,500,000. The amount of the gain represented by the difference between the consideration received and the cost of $106,515 will be discounted for the transfer restrictions on the shares received. Subsequent gains and losses will be recorded as the share price of NYSE Group stock fluctuates and the transfer restrictions lapse.

******

Deloitte.

Deloitte & Touche LLP
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SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY EXCHANGE ACT

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

In planning and performing our audit of the consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) for the year ended December 31, 2005, (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computation for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the company in making the daily computations of segregation requirements of Section 4d (2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2006